May 20, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-195230) of Parsley Energy, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of Class A common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on May 22, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated May 12, 2014, through the date hereof:

Preliminary Prospectus dated May 12, 2014

7,500 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC As Representative of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Randy Bayless
	Name:	Randy Bayless
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

GOLDMAN, SACHS & CO. As Representative of the several underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Sean Rice
	Name:	Sean Rice
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER